                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          priceline.com Incorporated
                          --------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.008 per share
                   ----------------------------------------
                        (Title of Class of Securities)

                                   741503106
                                   ---------
                                 (CUSIP Number)

                                  Edith Shih
                           Hutchison Whampoa Limited
                          22nd Floor, Hutchison House
                               10 Harcourt Road
                                   Hong Kong
                                (852-2128-1188)
                                   __________

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:
                                John A. Otoshi
                             Dewey Ballantine LLP
                                   Suite 701
                         Edinburgh Tower, The Landmark
                            15 Queen's Road Central
                                   Hong Kong
                                (852-2509-7000)
                                  __________

                               February 15, 2001
                         (Date of Event which Requires
                           Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

                                 SCHEDULE 13D
CUSIP NO. 741503106
         ----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HUTCHISON WHAMPOA LIMITED-Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Hong Kong
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             17,546,622
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          17,546,622
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      17,546,622
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      HC, CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 741503106
         ----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FORTHCOMING ERA LIMITED-Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             17,546,622
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          17,546,622
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      17,546,622
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.741503106
         ---------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CHEUNG KONG (HOLDINGS) LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Hong Kong
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             35,093,244 (including shares disclaimed, see 11 below)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          35,093,244 (including shares disclaimed, see 11 below)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      35,093,244, of which Cheung Kong expressly disclaims beneficial ownership of 17,546,622 shares beneficially owned by Hutchison Whampoa Limited and Forthcoming Era Limited
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      HC, CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO.741503106
         ---------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PRIME PRO GROUP LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             17,546,622
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          17,546,622
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      17,546,622
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

Item 1.   Security and Issuer.
          --------------------

          This statement on Schedule 13D relates to the Common Stock, par value $0.008 per share (the "Common Stock"), of priceline.com Incorporated, a Delaware corporation (the "Issuer"). The Issuer's principal executive office is 800 Connecticut Avenue, Norwalk, Connecticut 06854.

Item 2.   Identity and Background.
          -----------------------

          This statement is filed by Hutchison Whampoa Limited, a Hong Kong company ("HWL"); Forthcoming Era Limited ("FEL"), a British Virgin Islands company and an indirect wholly-owned subsidiary of HWL; Cheung Kong (Holdings) Limited ("Cheung Kong"), a Hong Kong company and a 49.97% shareholder of HWL; and Prime Pro Group Limited ("PPG"), a British Virgin Islands company and an indirect wholly-owned subsidiary of Cheung Kong.

HWL
---

          The principal business of HWL is that of investment holding with diversified interests and activities in the following core businesses: ports and related services, telecommunications and e-commerce, property and hotels, retail and manufacturing, and energy and infrastructure. The principal business address of HWL is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

          HWL indirectly owns 100% of the issued shares of FEL. HWL's beneficial ownership reported herein is through its interest in FEL.

          The name, business address, citizenship and present principal occupation or employment of each executive officer and director of HWL and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule I hereto and are incorporated herein by reference.

          During the past five years, neither HWL nor, to the best knowledge of HWL, any of its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FEL
---

          The principal business of FEL is investment holding. The registered office address of FEL is P.O. Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

          The name, business address, citizenship and present principal occupation or employment of each executive officer and director of FEL and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule II hereto, respectively, and are incorporated herein by reference.

          During the past five years, neither FEL nor, to the best knowledge of FEL, any of their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cheung Kong
-----------

          The principal business of Cheung Kong is investment holding and project management, real estate property development and investment, real estate agency and management and securities investment. The principal business address of Cheung Kong is 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

          Cheung Kong indirectly owns 100% of the issued shares of PPG. Cheung Kong's beneficial ownership reported herein and not disclaimed is through its interest in PPG.

          Cheung Kong owns 49.97% of the issued shares of HWL and may, pursuant to Rule 13d-3 ("Rule 13d-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), be deemed to control the voting and disposition of the shares of Common Stock beneficially owned by HWL and FEL. However, Cheung Kong disclaims beneficial ownership of the shares of Common Stock beneficially owned by HWL and FEL and the filing of this statement shall in no way be construed as an admission that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

          The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Cheung Kong and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule III hereto and are incorporated herein by reference.

          During the past five years, neither Cheung Kong nor, to the best knowledge of Cheung Kong, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

PPG
---

          The principal business of PPG is investment holding. The registered office address of PPG is P.O. Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

          The name, business address, citizenship and present principal occupation or employment of each executive officer and director of PPG and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule IV hereto, respectively, and are incorporated herein by reference.

          During the past five years, neither PPG nor, to the best knowledge of PPG, any of their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The total purchase price of the 17,546,622 shares purchased by FEL was US$36,847,906.20. The funds for FEL's purchase were provided by HWL from working capital.

          The total purchase price of the 17,546,622 shares purchased by PPG was US$36,847,906.20. The funds for PPG's purchase were provided by Cheung Kong from working capital.

Item 4.   Purpose of Transaction.
          ----------------------

          HWL, FEL, Cheung Kong and PPG currently own the shares of Common Stock reported herein for investment purposes only. Each of HWL, FEL, Cheung Kong and PPG intends to review from time to time its ownership of such shares and may, depending upon its evaluations of the business and prospects of the Issuer, or such other considerations as it may consider relevant, determine to increase, decrease or dispose of its holdings in the Common Stock.

          Other than as disclosed in this Item 4 and Item 6, HWL, FEL, Cheung Kong and PPG filing this Schedule have no plans or proposals that relate to or would result in:


  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

  (b) An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

  (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

  (e) A material change in the present capitalization or dividend policy of the Issuer;

  (f) Any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter or bylaws or other actions that might impede the acquisition of control of the Issuer by any other person;

  (g) Causing securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

  (h) Causing securities of the Issuer to be eligible for termination of registration pursuant to the Exchange Act, or any other similar action; or

  (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

(a) - (b)   HWL, through its ownership of FEL, is deemed, for purposes of Rule
13d-3 under the Exchange Act, to be the beneficial owner of 17,546,622 shares of Common Stock, representing 8.8% of the Common Stock outstanding, and to have shared power over the voting and disposition of such shares.

            FEL is the beneficial owner of 17,546,622 shares of Common Stock, representing 8.8% of the outstanding Common Stock and has shared power over the voting and disposition of such shares.

            Cheung Kong, through its ownership of PPG, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 17,546,622 shares of Common Stock, representing 8.8% of the Common Stock outstanding, and to have shared power over the voting and disposition of such shares. In addition, Cheung Kong, through its ownership of 49.97% of the issued shares of HWL, may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by HWL and FEL. However, pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of such shares.

            PPG is the beneficial owner of 17,546,622 shares of Common Stock, representing 8.8% of the outstanding Common Stock, and has shared power over the voting and disposition of such shares.

          Except as described herein, none of HWL, FEL, Cheung Kong or PPG nor, to the best knowledge of HWL, FEL, Cheung Kong and PPG, any executive officer or director of HWL, FEL, Cheung Kong or PPG (i) beneficially owns any securities of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of other securities of the Issuer.

(c) Except as set forth herein, none of HWL, FEL, Cheung Kong or PPG nor, to the best knowledge of HWL, FEL, Cheung Kong and PPG, any executive officer or director of HWL, FEL, Cheung Kong or PPG has effected any transaction in shares of the Common Stock, or securities convertible into shares of the Common Stock, during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          On February 15, 2001, FEL and PPG entered into a Stock Purchase Agreement with the Issuer (the "Issuer Stock Purchase Agreement"), pursuant to which FEL and PPG each purchased 11,904,761 shares of Common Stock at a price of US$2.10 per share. Pursuant to the Issuer Stock Purchase Agreement, FEL and PPG purchased a total of 23,809,522 shares of Common Stock for an aggregate consideration of US$49,999,996.20.

          On February 15, 2001, FEL and PPG also entered into a Stock Purchase Agreement with Jay Walker and The Jay S. Walker Irrevocable Credit Trust (the "Walker Stock Purchase Agreement"), pursuant to which FEL and PPG each purchased 4,491,861 and 1,150,000 shares of Common Stock from Jay Walker and The Jay S. Walker Irrevocable Credit Trust, respectively, at a price of US$2.10 per share. Pursuant to the Walker Stock Purchase Agreement, FEL and PPG purchased a total of 11,283,722 shares of Common Stock for an aggregate consideration of US$23,695,816.20.

          Concurrently with entering into the Issuer Stock Purchase Agreement and the Walker Stock Purchaser Agreement, FEL, PPG and the Issuer entered into a Registration Rights Agreement dated as of February 15, 2001, pursuant to which the Issuer granted FEL and PPG certain demand and piggyback registration rights for the shares of Common Stock owned by them, exercisable at any time after February 15, 2001, except in certain circumstances.

          Under the Issuer Stock Purchase Agreement, FEL and PPG have agreed that, without the prior written consent of the Issuer's Board of Directors, and subject to certain other exceptions, they will not (and will cause their affiliates not to) acquire or propose to acquire additional securities which would result in FEL and PPG owning an aggregate of more than 25% of the voting securities of the Issuer, or take or propose to take certain actions, including a merger or other business combination involving the

Issuer, a purchase of a material portion of the Issuer's assets, a proxy contest, a voting arrangement or a tender or exchange offer, which could relate to a potential change of control of the Issuer.

          Under the Issuer Stock Purchase Agreement, FEL is entitled to nominate one person to the Issuer's Board of Directors so long as it continues to hold 70% of the shares of Common Stock purchased by FEL pursuant to the Issuer Stock Purchase Agreement, or, if less, 5% of the Issuer's outstanding voting securities.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          The documents which have been filed as Exhibits are listed in the
Exhibit Index herein.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of its knowledge and belief, HWL certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date:  February 23, 2001

                                   FOR AND ON BEHALF OF
                                   HUTCHISON WHAMPOA LIMITED


                                   By: /s/ Frank J. Sixt
                                       --------------------------------
                                       Name:  Frank J. Sixt
                                       Title: Director


          After reasonable inquiry and to the best of its knowledge and belief, FEL certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date:  February 23, 2001

                                  FOR AND ON BEHALF OF
                                  FORTHCOMING ERA LIMITED


                                  By: /s/ Frank J. Sixt
                                      --------------------------------
                                      Name:  Frank J. Sixt
                                      Title: Director


          After reasonable inquiry and to the best of its knowledge and belief, Cheung Kong certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date:  February 23, 2001

                                  FOR AND ON BEHALF OF
                                  CHEUNG KONG (HOLDINGS) LIMITED

                                  By: /s/ Ip Tak Chuen, Edmond
                                      _______________________________
                                      Name:  Ip Tak Chuen, Edmond
                                      Title: Director

          After reasonable inquiry and to the best of its knowledge and belief, PPG certifies that the information set forth in this Statement with respect to it is true, complete and correct.


Date:  February 23, 2001

                                  FOR AND ON BEHALF OF
                                  PRIME PRO GROUP LIMITED


                                  By: /s/ Ip Tak Chuen, Edmond
                                      -----------------------------------
                                      Name:  Ip Tak Chuen, Edmond
                                      Title: Director

                                  SCHEDULE I
                                  ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                            As of February 23, 2001
                            -----------------------

                                                       Present Principal Occupation or
                                                       Employment, Including Name,
Name and                                               Principal Business and Address of
Business Address/1a/                  Citizenship      Each Corporation or Organization
--------------------                  -----------      --------------------------------
LI Ka-shing                           Hong Kong        Chairman, Hutchison Whampoa Limited
7th Floor, Cheung Kong Center                          Chairman, Cheung Kong (Holdings)
2 Queen's Road Central                                  Limited
Hong Kong


LI Tzar Kuoi, Victor                  Hong Kong        Deputy Chairman and Executive Director,
7th Floor, Cheung Kong Center                           Hutchison Whampoa Limited
2 Queen's Road Central                                 Chairman, Cheung Kong Infrastructure
Hong Kong                                               Holdings Limited/2/
                                                       Co-Chairman, Husky Energy Inc./8/
                                                       Managing Director and Deputy Chairman,
                                                        Cheung Kong (Holdings) Limited
                                                       Executive Director, Hongkong Electric
                                                        Holdings Limited/3/
                                                       Director, The Hongkong and Shanghai
                                                        Banking Corporation Limited (banking),
                                                        No. 1 Queen's Road Central, Hong Kong

FOK Kin-ning, Canning                 British          Group Managing Director and Executive
                                                        Director, Hutchison Whampoa Limited
                                                       Chairman, Hutchison Telecommunications
                                                        (Australia) Limited/4/
                                                       Chairman, Partner Communications
                                                        Company Ltd./5/
                                                       Co-Chairman, Husky Energy Inc./8/
                                                       Deputy Chairman, Cheung Kong
                                                        Infrastructure Holdings Limited/2/
                                                       Deputy Chairman, Hongkong Electric
                                                        Holdings Limited/3/
                                                       Non-executive Director, Cheung Kong
                                                        (Holdings) Limited
                                                       Director, VoiceStream Wireless
                                                        Corporation/6/

                            ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                            As of February 23, 2001
                            -----------------------

                                                       Present Principal Occupation or
                                                       Employment, Including Name,
Name and                                               Principal Business and Address of
Business Address/1a/                  Citizenship      Each Corporation or Organization
--------------------                  -----------      --------------------------------
CHOW WOO Mo Fong, Susan               British          Deputy Group Managing Director and
                                                        Executive Director, Hutchison Whampoa
                                                        Limited
                                                       Executive Director, Cheung Kong
                                                        Infrastructure Holdings Limited/2/
                                                       Director, Hongkong Electric Holdings
                                                        Limited/3/
                                                       Director, Partner Communications
                                                        Company Ltd./5/
                                                       Director, VoiceStream Wireless
                                                        Corporation/6/
                                                       Director, Forthcoming Era Limited
                                                       Non-executive Director, TOM.COM
                                                        LIMITED/7/

Frank John SIXT                       Canadian         Group Finance Director and Executive
                                                        Director, Hutchison Whampoa Limited
                                                       Chairman, TOM.COM LIMITED/7/
                                                       Executive Director, Cheung Kong
                                                        Infrastructure Holdings Limited/2/
                                                       Executive Director, Hongkong Electric
                                                        Holdings Limited/3/
                                                       Director, Hutchison Telecommunications
                                                        (Australia) Limited/4/
                                                       Director, Husky Energy Inc./8/
                                                       Director, Partner Communications
                                                        Company Ltd./5/
                                                       Director, VoiceStream Wireless
                                                        Corporation/6/
                                                       Non-executive Director, Cheung Kong
                                                        (Holdings) Limited
                                                       Director, Forthcoming Era Limited

LAI Kai Ming, Dominic                 Canadian         Executive Director, Hutchison Whampoa
                                                        Limited

                            ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                            As of February 23, 2001
                            -----------------------

                                                       Present Principal Occupation or
                                                       Employment, Including Name,
Name and                                               Principal Business and Address of
Business Address/1a/                  Citizenship      Each Corporation or Organization
--------------------                  -----------      --------------------------------
George Colin MAGNUS                   British          Executive Director, Hutchison Whampoa
7th Floor, Cheung Kong Center                           Limited
2 Queen's Road Central                                 Chairman, Hongkong Electric Holdings
Hong Kong                                               Limited/3/
                                                       Deputy Chairman, Cheung Kong
                                                        Infrastructure Holding Limited/2/
                                                       Deputy Chairman, Cheung Kong
                                                        (Holdings) Limited

KAM Hing Lam                          Hong Kong        Executive Director, Hutchison Whampoa
7th Floor, Cheung Kong Center                           Limited
2 Queen's Road Central                                 Group Managing Director, Cheung
Hong Kong                                               Kong Infrastructure Holdings Limited/2/
                                                       Deputy Managing Director, Cheung
                                                        Kong (Holdings) Limited
                                                       Executive Director, Hongkong Electric
                                                        Holdings Limited/3/

Michael David KADOORIE                British          Independent Non-Executive Director,
24th Floor, St. George's                                Hutchison Whampoa Limited
Building, 2 Ice House Street                           Chairman, CLP Holdings Limited
Central, Hong Kong                                      (investment holding), 147 Argyle Street,
                                                        Kowloon, Hong Kong
                                                       Chairman, The Hongkong and Shanghai
                                                        Hotels Limited (hotel catering and real
                                                        estate), 8th Floor, St. George's Building, 2
                                                        Ice House Street, Central, Hong Kong
                                                       Chairman, Heliservices (Hong Kong)
                                                        Limited (provision of helicopter services),
                                                        2107 St. George's Building, 2 Ice House
                                                        Street, Central, Hong Kong

                            ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                            As of February 23, 2001
                            -----------------------

                                                       Present Principal Occupation or
                                                       Employment, Including Name,
Name and                                               Principal Business and Address of
Business Address/1a/                  Citizenship      Each Corporation or Organization
--------------------                  -----------      --------------------------------
LI Fook-wo                            British          Independent Non-Executive Director,
1416 Prince's Building                                  Hutchison Whampoa Limited
10 Chater Road                                         Director, The Bank of East Asia,
Hong Kong                                               Limited (banking), No. 10 Des Voeux
                                                        Road Central, Hong Kong
                                                       Director, Johnson Electric Holdings
                                                        Limited (micromotors), Cedar House,
                                                        41 Cedar Avenue, Hamilton HM 12,
                                                        Bermuda

Simon MURRAY                          British          Non-Executive Director, Hutchison
Room 2108 Gloucester Tower                              Whampoa Limited
The Landmark                                           Chairman, General Enterprise Management
15 Queen's Road Central                                 Services Limited (investment fund),
Hong Kong                                               Room 2108 Gloucester Tower, The
                                                        Landmark, 15 Queen's Road Central,
                                                        Hong Kong
                                                       Independent Non-executive Director,
                                                        Cheung Kong (Holdings) Limited
                                                       Director, Orient Overseas (International)
                                                        Limited (shipping), 33rd Floor, Harbour
                                                        Centre, 25 Harbour Road, Hong Kong

OR Ching Fai, Raymond                 British          Independent Non-Executive Director,
1 Queen's Road Central                                  Hutchison Whampoa Limited
Hong Kong                                              General Manager, The Hongkong and
                                                        Shanghai Banking Corporation Limited
                                                        (banking), 1 Queen's Road Central, Hong
                                                        Kong
                                                       Chairman, HSBC Insurance (Asia Pacific)
                                                        Holdings Limited (Insurance), 40th Floor,
                                                        Sun Hung Kai Centre, Wanchai, Hong
                                                        Kong
                                                       Director, HSBC Investment Bank Asia
                                                        Limited (investment banking), 1 Queen's
                                                        Road Central, Hong Kong

                            ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                            As of February 23, 2001
                            -----------------------

                                                       Present Principal Occupation or
                                                       Employment, Including Name,
Name and                                               Principal Business and Address of
Business Address/1a/                  Citizenship      Each Corporation or Organization
--------------------                  -----------      --------------------------------
William SHURNIAK                      Canadian         Independent Non-Executive Director,
                                                        Hutchison Whampoa Limited
                                                       Deputy Chairman, Husky Energy Inc./8/

Peter Alan Lee VINE                   British          Non-Executive Director, Hutchison
Suite 1005 World Wide House                             Whampoa Limited
19 Des Voeux Road Central                              Director, Cross-Harbour (Holdings) Ltd.
Hong Kong                                               (tunnel operation), 16th Floor, Ocean
                                                        Centre, Harbour City,
                                                        Kowloon, Hong Kong
                                                       Director, International Maritime Carriers
                                                        (Holdings) Limited (shipping), 17th
                                                        Floor, St. George's Building, 2 Ice House
                                                        Street, Central, Hong Kong
                                                       Director, Liu Chong Hing Investments
                                                        Limited (investments), 24 Des Voeux
                                                        Road Central, Hong Kong
                                                       Director, Liu Chong Hing Bank Limited
                                                        (banking),  24 Des Voeux Road Central,
                                                        Hong Kong

WONG Chung Hin                        British          Non-Executive Director, Hutchison
1225 Prince's Building                                  Whampoa Limited
10 Chater Road                                         Director, The Bank of East Asia, Limited
Hong Kong                                               (banking), No. 10 Des Voeux Road
                                                        Central, Hong Kong
                                                       Director, Hongkong Electric Holdings
                                                        Limited/3/

                                  SCHEDULE II
                                  -----------

                      Executive Officers and Directors of
                      -----------------------------------
                            Forthcoming Era Limited
                            -----------------------
                            As of February 23, 2001
                            -----------------------

                                                      Present Principal Occupation or
                                                      Employment, Including Name,
Name and                                              Principal Business and Address of
Business Address/1a/                  Citizenship     Each Corporation or Organization
--------------------                  -----------     --------------------------------
CHOW WOO Mo Fong, Susan               British         Director, Forthcoming Era Limited
                                                      Deputy Group Managing Director and
                                                       Executive Director, Hutchison Whampoa
                                                       Limited
                                                      Executive Director, Cheung Kong
                                                       Infrastructure Holdings Limited/2/
                                                      Director, Hongkong Electric Holdings
                                                       Limited/3/
                                                      Director, Partner Communications
                                                       Company Ltd./5/
                                                       Director, VoiceStream Wireless Corporation/6/
                                                      Non-executive Director, TOM.COM
                                                       LIMITED/7/

Frank John SIXT                        Canadian       Director, Forthcoming Era Limited
                                                      Group Finance Director and Executive
                                                       Director, Hutchison Whampoa Limited
                                                      Chairman, TOM.COM LIMITED/7/
                                                      Executive Director, Cheung Kong
                                                       Infrastructure Holdings Limited/2/
                                                      Executive Director, Hongkong Electric
                                                       Holdings Limited/3/
                                                      Director, Hutchison Telecommunications
                                                       (Australia) Limited/4/
                                                      Director, Husky Energy Inc./8/
                                                      Director, Partner Communications
                                                       Company Ltd./5/
                                                      Director, VoiceStream Wireless
                                                       Corporation/6/
                                                      Non-executive Director, Cheung Kong
                                                       (Holdings) Limited

                            -----------

                      Executive Officers and Directors of
                      -----------------------------------
                            Forthcoming Era Limited
                            -----------------------
                            As of February 23, 2000
                            -----------------------

                                                      Present Principal Occupation or
                                                      Employment, Including Name,
Name and                                              Principal Business and Address of
Business Address/1a/               Citizenship        Each Corporation or Organization
--------------------                                  --------------------------------
HO Wai Leung, Edmond               British            Director, Forthcoming Era Limited
9 Queen Street, Mayfair,                              Director, Hutchison Whampoa (Europe)
London W1X 7PH,                                        Limited (consultancy services), 9 Queen
United Kingdom                                         Street, Mayfair, London W1X 7PH,
                                                       United Kingdom
                                                      Director, Hutchison Whampoa (UK)
                                                       Limited (investment holding), 9 Queen
                                                       Street, Mayfair, London W1X 7PH,
                                                       United Kingdom
                                                      Director, Hutchison Whampoa Properties
                                                       (Europe) Limited (project management),
                                                       100 New Bridge Street, London EC4V
                                                       6JA, United Kingdom

Neil Douglas McGEE                 Australian         Director, Forthcoming Era Limited
707-8th Avenue S.W., Box                              Vice President and Chief Financial Officer,
6525, Station D, Calgary,                              Husky Energy Inc. 8
Alberta, Canada, T2P 3G7                              Director, Prime Pro Group Limited

SNG Cheng Khoong, Robin            Singaporean        Director, Forthcoming Era Limited
150 Beach Road #17-06,                                Managing Director, Copthorne International
Singapore 189720                                       Investment Ltd (fund management),
                                                       150 Beach Road #17-06,
                                                       Singapore 189720

                                 SCHEDULE III
                                 ------------

                      Executive Officers and Directors of
                      -----------------------------------
                        Cheung Kong (Holdings) Limited
                        ------------------------------
                            As of February 23, 2001
                            -----------------------

                                                      Present Principal Occupation or
                                                      Employment, Including Name,
Name and                                              Principal Business and Address of
Business Address/1b/               Citizenship        Each Corporation or Organization
--------------------               -----------        --------------------------------
LI Ka-shing                        Hong Kong          Chairman, Cheung Kong (Holdings)
                                                       Limited
                                                      Chairman, Hutchison Whampoa Limited

LI Tzar Kuoi, Victor               Hong Kong          Managing Director and Deputy Chairman,
                                                       Cheung Kong (Holdings) Limited
                                                      Chairman, Cheung Kong Infrastructure
                                                       Holdings Limited/2/
                                                      Deputy Chairman and Executive Director,
                                                       Hutchison Whampoa Limited
                                                      Co-Chairman, Husky Energy Inc./8/
                                                      Executive Director, Hongkong Electric
                                                       Holdings Limited/3/
                                                      Director, The Hongkong and Shanghai
                                                       Banking Corporation Limited (banking),
                                                       No. 1 Queen's Road Central, Hong Kong


George Colin MAGNUS                British            Deputy Chairman, Cheung Kong
                                                       (Holdings) Limited
                                                      Chairman, Hongkong Electric Holdings
                                                       Limited/3/
                                                      Deputy Chairman, Cheung Kong
                                                       Infrastructure Holdings Limited/2/
                                                      Executive Director, Hutchison Whampoa
                                                       Limited

KAM Hing Lam                       Hong Kong          Deputy Managing Director, Cheung
                                                       Kong (Holdings) Limited
                                                      Group Managing Director, Cheung
                                                       Kong Infrastructure Holdings Limited/2/
                                                      Executive Director, Hutchison
                                                       Whampoa Limited
                                                      Executive Director, Hongkong Electric
                                                       Holdings Limited/3/

                            -----------

                      Executive Officers and Directors of
                      -----------------------------------
                            Prime Pro Group Limited
                            -----------------------
                            As of February 23, 2001
                            -----------------------

                                                      Present Principal Occupation or
                                                      Employment, Including Name,
Name and                                              Principal Business and Address of
Business Address/1b/               Citizenship        Each Corporation or Organization
--------------------               -----------        --------------------------------
CHUNG Sun Keung, Davy              Hong Kong          Executive Director, Cheung Kong
                                                       (Holdings) Limited

IP Tak Chuen, Edmond               Hong Kong          Executive Director, Cheung Kong
                                                       (Holdings) Limited
                                                      Executive Director, Cheung Kong
                                                       Infrastructure Holdings Limited/2/
                                                      Director, Prime Pro Group Limited
                                                      Non-executive Director, TOM.COM
                                                       LIMITED/7/

PAU Yee Wan, Ezra                  Hong Kong          Executive Director, Cheung Kong
                                                       (Holdings) Limited
                                                      Director, Prime Pro Group Limited

WOO Chia Ching, Grace              U.S.A.             Executive Director, Cheung Kong
                                                       (Holdings) Limited

CHIU Kwok Hung, Justin             Hong Kong          Executive Director, Cheung Kong
                                                       (Holdings) Limited

LEUNG Siu Hon                      British            Independent Non-executive Director,
502 Aon China Building                                 Cheung Kong (Holdings) Limited
29 Queen's Road Central                               Solicitor, Messrs. S.H. Leung & Co.
Hong Kong                                              (solicitors' firm), 502 Aon China
                                                       Building, 29 Queen's Road Central, Hong
                                                       Kong

                            -----------

                      Executive Officers and Directors of
                      -----------------------------------
                            Prime Pro Group Limited
                            -----------------------
                            As of February 23, 2001
                            -----------------------

                                                      Present Principal Occupation or
                                                      Employment, Including Name,
Name and                                              Principal Business and Address of
Business Address/1b/               Citizenship        Each Corporation or Organization
--------------------               -----------        --------------------------------
FOK Kin-ning, Canning              British            Non-executive Director, Cheung Kong
22nd Floor, Hutchison House                            (Holdings) Limited
10 Harcourt Road                                      Chairman, Hutchison Telecommunications
Hong Kong                                              (Australia) Limited/4/
                                                      Chairman, Partner Communications
                                                       Company Ltd./5/
                                                      Co-Chairman, Husky Energy Inc./8/
                                                      Deputy Chairman, Cheung Kong
                                                       Infrastructure Holdings Limited/2/
                                                      Deputy Chairman, Hongkong Electric
                                                       Holdings Limited/3/
                                                      Group Managing Director and Executive
                                                       Director, Hutchison Whampoa Limited
                                                      Director, VoiceStream Wireless
                                                       Corporation/6/


Frank John SIXT                    Canadian           Non-executive Director, Cheung Kong
22nd Floor, Hutchison House                            (Holdings) Limited
10 Harcourt Road                                      Chairman, TOM.COM LIMITED/7/
Hong Kong                                             Group Finance Director and Executive
                                                       Director, Hutchison Whampoa Limited
                                                      Executive Director, Cheung Kong
                                                       Infrastructure Holdings Limited/2/
                                                      Executive Director, Hongkong Electric
                                                       Holdings Limited/3/
                                                      Director, Hutchison Telecommunications
                                                       (Australia) Limited/4/
                                                      Director, Husky Energy Inc./8/
                                                      Director, Partner Communications
                                                       Company Ltd./5/
                                                      Director, VoiceStream Wireless
                                                       Corporation/6/
                                                      Director, Forthcoming Era Limited

                            -----------

                      Executive Officers and Directors of
                      -----------------------------------
                            Prime Pro Group Limited
                            -----------------------
                            As of February 23, 2001
                            -----------------------

                                                      Present Principal Occupation or
                                                      Employment, Including Name,
Name and                                              Principal Business and Address of
Business Address/1b/               Citizenship        Each Corporation or Organization
--------------------               -----------        --------------------------------
CHOW Kun Chee, Roland              British            Independent Non-executive Director,
12th Floor, Prince's Building                          Cheung Kong (Holdings) Limited
Chater Road                                           Solicitor, Herbert Tsoi and Partners
Hong Kong                                              (law firm), 602, Aon China Building,
                                                       29 Queen's Road Central, Hong Kong

WONG Yick-ming, Rosanna            Hong Kong          Independent Non-executive Director,
Room 906, Duke of Windsor Social                       Cheung Kong (Holdings) Limited
 Service Building                                     Member of the Executive Council of the
15 Hennessy Road                                       Hong Kong Special Administrative
Wanchai, Hong Kong                                     Region
                                                      Executive Director, Hong Kong Federation
                                                       of Youth Groups (charitable
                                                       organisation), Room 906, Duke of
                                                       Windsor Social Service Building, 15
                                                       Hennessy Road, Wanchai, Hong Kong
                                                      Director, The Hongkong and Shanghai
                                                       Banking Corporation Limited (banking),
                                                       No. 1 Queen's Road Central, Hong Kong

HUNG Siu-lin, Katherine            Hong Kong          Non-executive Director, Cheung Kong
                                                       (Holdings) Limited

YEH Yuan Chang, Anthony            Hong Kong          Independent Non-executive Director,
26th Floor, Tower A                                    Cheung Kong (Holdings) Limited
Regent Centre                                         Honorary Life President, Tai Ping
63 Wo Yi Hop Road                                      Carpets International Ltd. (carpet
Kwai Chung                                             manufacturing), 26th Floor, Tower A,
Hong Kong                                              Regent Centre, 63 Wo Yi Hop Road,
                                                       Kwai Chung, Hong Kong

                            -----------

                      Executive Officers and Directors of
                      -----------------------------------
                            Prime Pro Group Limited
                            -----------------------
                            As of February 23, 2001
                            -----------------------

                                                      Present Principal Occupation or
                                                      Employment, Including Name,
Name and                                              Principal Business and Address of
Business Address/1b/               Citizenship        Each Corporation or Organization
--------------------               -----------        --------------------------------
CHOW Nin Mow, Albert               Hong Kong          Non-executive Director, Cheung Kong
27th Floor, Henley Building                            (Holdings) Limited
5 Queen's Road Central                                Executive Director, Hong Kong
Hong Kong                                              Holdings Limited (investment
                                                       holdings), 27th Floor, Henley Building, 5
                                                       Queen's Road Central, Hong Kong

Simon MURRAY                       British            Independent Non-executive Director,
Room 2108 Gloucester Tower                             Cheung Kong (Holdings) Limited
The Landmark                                          Chairman, General Enterprise Management
15 Queen's Road Central                                Services Limited (investment fund),
Hong Kong                                              Room 2108 Gloucester Tower, The
                                                       Landmark, 15 Queen's Road Central,
                                                       Hong Kong
                                                      Non-Executive Director, Hutchison
                                                       Whampoa Limited
                                                      Director, Orient Overseas (International)
                                                       Limited (shipping), 33rd Floor, Harbour
                                                       Centre, 25 Harbour Road, Hong Kong

KWOK Tun-li, Stanley               Canadian           Independent Non-executive Director,
Ste 970-355 Burrard Street                             Cheung Kong (Holdings) Limited
Vancouver, British Columbia                           Director, Amara International Investment
V6C 2G8, Canada                                        Corporation (investment holdings),
                                                       Ste 970-355 Burrard Street, Vancouver,
                                                       British Columbia, V6C 2G8, Canada

                                  SCHEDULE IV
                                  -----------

                      Executive Officers and Directors of
                      -----------------------------------
                            Prime Pro Group Limited
                            -----------------------
                            As of February 23, 2001
                            -----------------------

                                                      Present Principal Occupation or
                                                      Employment, Including Name,
Name and                                              Principal Business and Address of
Business Address/1b/               Citizenship        Each Corporation or Organization
--------------------               -----------        --------------------------------
IP Tak Chuen, Edmond               Hong Kong          Director, Prime Pro Group Limited
                                                      Executive Director, Cheung Kong
                                                       (Holdings) Limited
                                                      Executive Director, Cheung Kong
                                                       Infrastructure Holdings Limited/2/
                                                      Non-executive Director, TOM.COM
                                                       LIMITED/7/

PAU Yee Wan, Ezra                  Hong Kong          Director, Prime Pro Group Limited
                                                      Executive Director, Cheung Kong
                                                       (Holdings) Limited

LAU Chin Sung, John                Australian         Director, Prime Pro Group Limited
707- 8th Avenue S.W.                                  President and Chief Executive Officer,
Box 6525 Station D                                     Husky Energy Inc./8/
Calgary, Alberta
Canada T2P 3G7

Neil Douglas McGEE                 Australian         Director, Prime Pro Group Limited
707-8th Avenue S.W.                                   Director, Forthcoming Era Limited
Box 6525 Station D                                    Vice President and Chief Financial
Calgary, Alberta                                       Officer, Husky Energy Inc./8/
Canada, T2P 3G7

YEO May Ann, Annie                 Singaporean        Director, Prime Pro Group Limited
150 Beach Road                                        General Manager, Property Enterprises
#17-03 Gateway West                                    Development Pte Ltd, Japura Pte Ltd,
Singapore 189720                                       Japura Development Pte Ltd and
                                                       Glenfield Investments Pte Ltd (all are
                                                       property development), all at 150 Beach
                                                       Road, #17-03 Gateway West,
                                                       Singapore 189720

                            -----------

                      Executive Officers and Directors of
                      -----------------------------------
                            Prime Pro Group Limited
                            -----------------------
                            As of February 23, 2001
                            -----------------------

                                                      Present Principal Occupation or
                                                      Employment, Including Name,
Name and                                              Principal Business and Address of
Business Address/1b/               Citizenship        Each Corporation or Organization
--------------------               -----------        --------------------------------
CHUI Sing Loi                      Singaporean        Director, Prime Pro Group Limited
150 Beach Road                                        Senior Project Manager, Property
#17-03 Gateway West                                    Enterprises Development Pte Ltd, Japura
Singapore 189720                                       Pte Ltd, Japura Development Pte Ltd and
                                                       Glenfield Investments Pte Ltd (all are
                                                       property development), all at 150 Beach
                                                       Road, #17-03 Gateway West,
                                                       Singapore 189720

Notes:-

1a. Unless otherwise indicated, the business address of each of the named persons is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

1b. Unless otherwise indicated, the business address of each of the named persons is 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

2. The principal business address of Cheung Kong Infrastructure Holdings Limited is 12th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong. The principal business of Cheung Kong Infrastructure Holdings Limited is the development, investment and operation of infrastructure businesses in Hong Kong, the PRC and the Asia-Pacific Region.

3. The principal business address of Hongkong Electric Holdings Limited is Electric Centre, 28 City Garden Road, North Point, Hong Kong. The principal business of Hongkong Electric Holdings Limited is generation and supply of electricity.

4. The principal business address of Hutchison Telecommunications (Australia) Limited is Level 3, 504 Pacific Highway, St. Leonards NSW 2065, Sydney, Australia. The principal business of Hutchison Telecommunications (Australia) Limited is telecommunications.

5. The principal business address of Partner Communications Company Ltd. is 8 Amal Street, Afeq Industrial Park, Rosh Ha'ayin 48103, Israel. The principal business of Partner Communications Company Ltd. is cellular mobile telephone services.

6. The principal business address of VoiceStream Wireless Corporation is 3650 131st Avenue SE, Bellevue, Washington 98006, United States of America. The principal business of VoiceStream Wireless Corporation is wireless communications systems.

7. The principal business address of TOM.COM LIMITED is 48/F., The Center, 99 Queen's Road Central, Hong Kong. The principal business of TOM.COM LIMITED is the development of software and computer network systems and provision of related services, events production and the operation of an Internet portal delivering Internet infotainment, contents and services.

8. The principal business address of Husky Energy Inc. is 707-8th Avenue S.W., Box 6525 Station D, Calgary, Alberta, Canada, T2P 3G7. The principal business of Husky Energy Inc. is investment in oil and gas.

                                 EXHIBIT INDEX
                                 -------------


Exhibit No.    Description
-----------    -----------


1.             Agreement with respect to filing of Schedule 13D

2. Stock Purchase Agreement, dated as of February 15, 2001, by and among priceline.com Incorporated, Forthcoming Era Limited and Prime Pro Group Limited (Incorporated by reference to Exhibit
               99.3 to priceline.com Incorporated's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16,
               2001).

3. Registration Rights Agreement, dated as of February 15, 2001, by and among priceline.com Incorporated, Forthcoming Era Limited and Prime Pro Group Limited (Incorporated by reference to Exhibit
               99.4 to priceline.com Incorporated's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16,
               2001).

4. Stock Purchase Agreement, dated as of February 15, 2001, by and among Jay Walker, Jay S. Walker Irrevocable Credit Trust, Forthcoming Era Limited and Prime Pro Group Limited